UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: May 31, 2025
Estimated average burden hours
FORM 12b-25	per response. . . . . . . . 2.50

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-34375

CUSIP NUMBER
72941H509

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

PLUS THERAPEUTICS, INC.

Full Name of Registrant

_________________________

Former Name if Applicable

2710 Reed Road, Suite 160

Address of Principal Executive Office (Street and Number)

Houston, TX, 77051

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Plus Therapeutics, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Quarterly Report”). The Company requires additional time to finalize the accounting treatment in respect of common stock purchase warrants issued pursuant to that certain securities purchase agreement, dated March 4, 2025, among the Company and the purchasers signatory thereto (the “March 2025 PIPE Transaction”). As a result of the foregoing, the Company is unable, without unreasonable effort or expense, to file its Quarterly Report by the prescribed due date of May 15, 2025. The Company is working diligently to complete the Form 10-Q as soon as possible.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc H. Hedrick, M.D.	(737)	255-7194
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that it will recognize a liability related to the issuance of the common stock purchase warrants in the March 2025 PIPE Transaction. As a result, the Company expects that total stockholders’ equity as of March 31, 2025 will decrease relative to the prior periods in the Company’s fiscal year ended December 31, 2024. The Company has not yet completed a valuation of the liability associated with such warrants and therefore, is currently unable to quantify the exact amount of the liability, potential decrease to the Company’s net loss for the quarter ended March 31, 2025 and the corresponding decrease to stockholders’ equity.

PLUS THERAPEUTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2025	By:	/s/ Marc H. Hedrick, M.D.
Marc H. Hedrick, M.D. President & Chief Executive Officer